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                              March 29, 2024

       Evgeniy Ler
       Chief Financial Officer
       Freedom Holding Corp.
          Esentai Tower    BC, Floor 7
       77/7 Al Farabi Ave
       Almaty, Kazakhstan 50040

                                                        Re: Freedom Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-33034

       Dear Evgeniy Ler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       Net Capital and Capital Requirements, page 78

   1. Please provide draft disclosure to be included in future filings to expand your discussion of capital requirements
and dividend restrictions, if any. Refer to ASC 944-505-50 and
                                                        948-10-50.
       Notes to Audited Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Derecognition of Financial Assets, page 107

   2. We note your disclosure in your recent balance sheets of $494.5 million, $440.8 million, and $6.4 million for
liabilities arising from continuing involvement, and the related loan principal, as of
December 31, 2023, March 31, 2023, and March 31, 2022. We further note disclosure in Note
2 on page 107 regarding your accounting policy for derecognition of financial assets.
Please provide the following:
 Evgeniy Ler
Freedom Holding Corp.
March 29, 2024
Page 2
                We note your disclosure in Note 8 on page 130 of digital mortgage loans you issue to borrowers on behalf of JSC Kazakhstan Sustainability Fund to borrowers under the "7-20-25" state mortgage program, where you continue to recognize the loans as you determined you retain control over the loan claim rights transferred to the
              Program Operator as the right are issued with recourse for uncollectible amounts, you retain some interest, and you continue to service the loans after sale. Please respond to the following and provide us proposed disclosure to revise your accounting policy for financial asset derecognition in future filings where appropriate:
                o Please tell us how you determined your continuing involvement with the transferred assets, detailing any guidance you considered. Refer to ASC 860-10-
                    55-79B.
                o Tell us how you considered whether you met the condition of ASC 860-10-40-5 regarding the surrender of financial asset control by the transferor.
                o Please revise to clarify how the transfer of financial assets affects your financial position, financial performance, and cash flows. Refer to ASC 860-10-50-3(d).
                o Revise to disclose your consideration of similar transfer aggregation. Refer to
                    ASC 860-10-50-4A.
                Tell us if you have any continuing involvement in your recently discontinued Russian segment, and if so, how you considered the guidance in ASC 205-20-50-4.
Note 22 - Net Interest Income/Expense, page 143

3. Please provide us your analysis of net interest income in accordance with Regulation S-K,
         Item 1402.a. and b. Include in your response draft disclosure to be included in management's discussion and analysis in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 with any questions.



FirstName LastNameEvgeniy Ler                                    Sincerely,
Comapany NameFreedom Holding Corp.
                                                                 Division of
Corporation Finance
March 29, 2024 Page 2                                            Office of
Crypto Assets
FirstName LastName